UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 9, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: October 9, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL ESTIMATES SIX MONTHS EARNINGS
ROCKWELL DIAMONDS TO RELEASE Q2 RESULTS ON OCTOBER 15, 2008

October 9, 2008, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI;OTCBB:RDIAF;JSE:RDI) advises shareholders that earnings and headline earnings for the three month period ending August 31, 2008 are expected to be slightly lower than for the comparative quarter ended August 31, 2007. This is as a direct result of the loss on sale of the Minero Rocardo property which is excluded when headline earnings are calculated. As a result of the amount of shares outstanding the move on earnings per share shows 0% when rounded to two decimal places and is considered to be negligible. Headline earnings per share for the quarter ended August 31, 2008 also show a 0% move for the same reasons as the earnings per share and is also considered to be negligible. Basic and fully diluted per share loss figures will be included in the Company's definitive financial statements.

The financial information on which this trading statement is based has not been reviewed or reported on by the company's auditors. The unaudited results for the period ended August 31, 2008 are expected to be published on October 15, 2008.

The Company will host a telephone conference call on Thursday, October 16 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 4:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed by dialing (877) 591-4959, or (719) 325-4891 internationally. A live and archived audio webcast will also be available at on the Company's website at www.rockwelldiamonds.com.

The conference call will be archived for later playback until Friday, October 24, 2008 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 and using the passcode 5716430.

For further details on Rockwell Diamonds and its properties, please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forwardlooking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.